UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 2

ASSEMBLY BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

0453961080
(CUSIP Number)

Alexander Schornstein
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 0453961080

1	NAME OF REPORTING PERSONS
Alexander Schornstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,564,292 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,564,292
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,564,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.51% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 6,460,000 shares of Common Stock held by Alexander Schornstein and 1,104,292 shares of Common Stock held by Camino Capital GmbH, in which Alexander Schornstein is the sole beneficial owner and has sole voting power.
(2)	Based upon 65,709,112 shares of common stock of the Issuer issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2023.

Explanatory Note

This Amendment No. 2 to the Schedule 13D, filed with the U.S. Securities and Exchange Commission on October 31, 2023, is being filed by Alexander Schornstein. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. This Amendment No. 2 is being filed to disclose the purchase of shares from the open market by the Reporting Person on or about the period from November 20, 2023, to November 21, 2023

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Assembly Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 331 Oyster Point Blvd., Fourth Floor, South San Francisco, California 94080.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Alexander Schornstein (“Schornstein” or the “Reporting Person”).

(b) The principal place of business and office for the Reporting Person is located at Kaiser-Friedrich-Allee 2, 52074 Aachen, Germany.

(c) The Reporting Person is self-employed as an entrepreneur and investor.

(d) — (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Federal Republic of Germany.

Item 3.  Source and Amount of Funds or Other Consideration

On or about October 17, 2023, the Reporting Person purchased shares of the Issuer from the open market, resulting in the Reporting Person becoming a 5% shareholder of the Issuer. On or about October 23, 2023, the Reporting Person purchased shares of the Issuer from the open market, resulting in the Reporting Person becoming a 10% shareholder of the Issuer.

On or about the period from November 20 to November 21, 2023, the Reporting Person purchased shares of the Issuer from the open market, resulting in the Reporting Person becoming an 11.51% shareholder of the Issuer.

As of the filing of this Schedule 13D, other than the information disclosed herein, the Reporting Person has not effected any transactions in the Issuer’s securities since becoming a 10% shareholder. During the 60 day period prior to the filing of the initial Schedule 13D, the Reporting Person purchased approximately 5,634,542 shares from the open market and sold approximately 1,165,154 shares to the open market. Consideration for the shares of the Issuer was obtained from the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction

The acquisitions by the Reporting Person of the Issuer’s securities as described herein were effected because of a belief that the Issuer’s securities represent an attractive investment.

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D. However, the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person intends to review from time to time its investment in the Issuer and its business affairs, financial position, performance, and other investment considerations. The Reporting Person may, from time to time, engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer, and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospectus and the Reporting Person’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

Alexander Schornstein	7,564,292 shares

Percent of class:

Alexander Schornstein	11.51%

The percent ownership is based upon 65,709,112 shares of common stock of the Issuer issued and outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Alexander Schornstein	7,564,292 shares

(ii) Shared power to vote or to direct the vote:

Alexander Schornstein	0 shares

(iii) Sole power to dispose or to direct the disposition of:

Alexander Schornstein	7,564,292 shares

(iv) Shared power to dispose or to direct the disposition of:

Alexander Schornstein	0 shares

(c) Except as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed below and in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

Mr. Schornstein is a co-partner of Bull Markets Media GmbH, a media publishing house located in Germany, which has published information about the Issuer and may continue to do so in the future.

Item 7.  Materials to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 22, 2023	Alexander Schornstein
	By:	/s/ Alexander Schornstein
	Name:	Alexander Schornstein